================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                              ------------------


                                   FORM 11-K


                 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1996

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         EMPLOYEES' THRIFT PLAN OF THE

                         TEXAS UTILITIES COMPANY SYSTEM


                           Commission File No. 1-3591

                              ------------------


                            TEXAS UTILITIES COMPANY


              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

================================================================================

                               TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
FINANCIAL STATEMENTS

    The following statements are furnished for the Plan:

         Statement of Net Assets Available for Benefits,
           December 31, 1996........................................................................   1

         Statement of Net Assets Available for Benefits,
           December 31, 1995........................................................................   2

         Statement of Changes in Net Assets Available for Benefits,
           for the Year Ended December 31, 1996.....................................................   3

         Statement of Changes in Net Assets Available for Benefits,
           for the Year Ended December 31, 1995.....................................................   4

         Notes to Financial Statements..............................................................   5

         Supplemental Schedules:

            Schedule of Assets Held for Investment Purposes,
              December 31, 1996.....................................................................  12

            Schedule of Reportable Transactions for the Year
              Ended December 31, 1996...............................................................  15

INDEPENDENT AUDITORS' REPORT........................................................................  16

EXHIBITS

  The following exhibit is filed herewith:

        Independent Auditors' Consent..............................................................   18


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996

==========================================================================================================================
                                                                                    SUPPLEMENTAL INFORMATION
                                                                 ---------------------------------------------------------
                                                                                    Bond        Interest       Equity
                                                                    Common          Index        Income        Income
                                                   Total             Stock          Fund          Fund          Fund
                                               --------------    --------------  ------------  ------------  ------------
ASSETS
 Investments - at fair value (Notes 3 and 4):
   Common Stock of Texas Utilities Company.... $  501,493,060    $  501,493,060  $         --  $         --  $         --
   Mutual funds ..............................    158,405,182                --     9,980,632            --    51,986,402
   Guaranteed contracts ......................     39,854,969                --            --    39,854,969            --
   Money market funds ........................      8,330,033           416,912            --     7,913,121            --
   FNMA/FHLMC* ...............................     13,732,651                --            --    13,732,651            --
   Participant loans receivable ..............     14,108,629                --            --            --            --
                                               --------------    --------------  ------------  ------------  ------------
     Total investments .......................    735,924,524       501,909,972.    9,980,632    61,500,741    51,986,402
 Cash ........................................         23,172            22,697           475            --            --
 Contributions receivable from Employer-
   corporations ..............................      3,486,710         1,541,935       104,242       253,017       445,333
 Dividends receivable ........................      9,827,440         9,827,440            --            --            --
 Interest receivable .........................         97,729             9,338.           --        88,391            --
                                               --------------    --------------  ------------  ------------  ------------
     Total assets ............................    749,359,575       513,311,382    10,085,349    61,842,149    52,431,735
                                               --------------    --------------  ------------  ------------  ------------

LIABILITIES
 Note payable (Note 3) .......................    250,000,000       250,000,000.           --            --            --
 Accrued interest payable ....................      5,654,375         5,654,375            --            --            --
                                               --------------    --------------  ------------  ------------  ------------
     Total liabilities .......................    255,654,375       255,654,375            --            --            --
                                               --------------    --------------  ------------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS ............ $  493,705,200    $  257,657,007  $ 10,085,349  $ 61,842,149  $ 52,431,735
                                               ==============    ==============  ============  ============  ============

==========================================================================================================================
                                                            SUPPLEMENTAL INFORMATION
                                               -------------------------------------------------------
                                                  Equity                      Equity
                                                   Index       Balanced       Growth         Loan
                                                   Fund          Fund          Fund          Fund
                                                ------------  ------------  ------------ -------------
ASSETS
 Investments - at fair value (Notes 3 and 4):
   Common Stock of Texas Utilities Company....  $         --  $         --  $         --  $         --
   Mutual funds ..............................    23,774,632    20,287,448    52,376,068            --
   Guaranteed contracts ......................            --            --            --            --
   Money market funds ........................            --            --            --            --
   FNMA/FHLMC* ...............................            --            --            --            --
   Participant loans receivable ..............            --            --            --    14,108,629
                                                ------------  ------------  ------------  ------------
     Total investments .......................    23,774,632    20,287,448    52,376,068    14,108,629
 Cash ........................................            --            --            --            --
 Contributions receivable from Employer-
   corporations ..............................       272,619       237,778       631,786            --
 Dividends receivable ........................            --            --            --            --
 Interest receivable .........................            --            --            --            --
                                                ------------  ------------  ------------  ------------
     Total assets ............................    24,047,251    20,525,226    53,007,854    14,108,629
                                                ------------  ------------  ------------  ------------

LIABILITIES
 Note payable (Note 3) .......................            --            --            --            --
 Accrued interest payable ....................            --            --            --            --
                                                ------------  ------------  ------------  ------------
     Total liabilities .......................            --            --            --            --
                                                ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS ............  $ 24,047,251  $ 20,525,226  $ 53,007,854  $ 14,108,629
                                                ============  ============  ============  ============



---------
*  Federal National Mortgage Association/Federal Home Loan Mortgage Corporation






                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995


===========================================================================================================================
                                                                                   SUPPLEMENTAL INFORMATION
                                                                 ----------------------------------------------------------
                                                                                    Bond        Interest       Equity
                                                                    Common          Index        Income        Income
                                                   Total             Stock          Fund          Fund          Fund
                                               --------------    --------------  ------------  ------------  -------------
ASSETS
 Investments - at fair value (Notes 3 and 4):
   Common Stock of Texas Utilities Company ... $  499,188,126    $  499,188,126  $         --  $         --  $         --
   Mutual funds ..............................    112,611,238                --     9,265,513                  39,313,479
   Guaranteed contracts ......................     40,785,338                --            --    40,785,338            --
   Money market funds ........................      3,423,868           779,144            --     2,644,724            --
   FNMA/FHLMC* ...............................     13,626,349                --            --    13,626,349            --
   Participant loans receivable ..............      7,747,105                --            --            --            --
                                               --------------    --------------  ------------  ------------  ------------
     Total investments .......................    677,382,024       499,967,270     9,265,513    57,056,411    39,313,479
 Cash ........................................      1,721,274                --     1,554,273        46,102        36,199
 Contributions receivable from Employer-
   corporations ..............................      3,271,461         1,349,647       116,403       438,692       381,647
 Dividends receivable ........................      9,473,842         9,473,842            --            --            --
 Interest receivable .........................         91,445             8,988            --        82,457            --
                                               --------------    --------------  ------------  ------------  ------------
     Total assets ............................    691,940,046       510,799,747     9,381,916    59,131,833    39,741,228
                                               --------------    --------------  ------------  ------------  ------------

LIABILITIES
 Note payable (Note 3) .......................    250,000,000       250,000,000            --            --            --
 Accrued interest payable ....................      5,654,375         5,654,375            --            --            --
                                               --------------    --------------  ------------  ------------  ------------
     Total liabilities .......................    255,654,375       255,654,375            --            --            --
                                               --------------    --------------  ------------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS ............ $  436,285,671    $  255,145,372  $  9,381,916  $ 59,131,833  $ 39,741,228
                                               ==============    ==============  ============  ============  ============



==========================================================================================================================
                                                              SUPPLEMENTAL INFORMATION
                                               --------------------------------------------------------
                                                   Equity                      Equity
                                                    Index       Balanced       Growth         Loan
                                                    Fund          Fund          Fund          Fund
                                                 ------------  ------------  ------------  ------------
ASSETS
 Investments - at fair value (Notes 3 and 4):
   Common Stock of Texas Utilities Company ...   $         --  $         --  $         --  $         --
   Mutual funds ..............................     13,926,893    15,936,106    34,169,247            --
   Guaranteed contracts ......................             --            --            --            --
   Money market funds ........................             --            --            --            --
   FNMA/FHLMC* ...............................             --            --            --            --
   Participant loans receivable ..............             --            --            --     7,747,105
                                                 ------------  ------------  ------------  ------------
     Total investments .......................     13,926,893    15,936,106    34,169,247     7,747,105
 Cash ........................................             --        84,700            --
 Contributions receivable from Employer-
   corporations ..............................        236,311       176,114       572,647            --
 Dividends receivable ........................             --            --            --            --
 Interest receivable .........................             --            --            --            --
                                                 ------------  ------------  ------------  ------------
     Total assets ............................     14,199,403    16,112,220    34,826,594     7,747,105
                                                 ------------  ------------  ------------  ------------

LIABILITIES
 Note payable (Note 3) .......................             --            --            --            --
 Accrued interest payable ....................             --            --            --            --
                                                 ------------  ------------  ------------  ------------
     Total liabilities .......................             --            --            --            --
                                                 ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS ............   $ 14,199,403  $ 16,112,220  $ 34,826,594  $  7,747,105
                                                 ============  ============  ============  ============




---------
*  Federal National Mortgage Association/Federal Home Loan Mortgage Corporation









                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996

============================================================================================================================
                                                                                      SUPPLEMENTAL INFORMATION
                                                                  ---------------------------------------------------------
                                                                                      Bond        Interest       Equity
                                                                      Common         Index         Income        Income
                                                     Total            Stock           Fund          Fund          Fund
                                                 --------------   --------------- ------------- ------------- -------------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR ...........................   $  436,285,671   $   255,145,372 $   9,381,916 $  59,131,833 $  39,741,228
                                                 --------------   --------------- ------------- ------------- -------------

ADDITIONS
 Income:
   Dividends .................................       32,741,442        24,774,042       617,486            --     3,208,064
   Interest:
     Investments .............................        4,218,975            60,423            --     4,158,552            --
     Loans ...................................        1,034,094                --            --            --            --
                                                 --------------   --------------- ------------- ------------- -------------
       Total income ..........................       37,994,511        24,834,465       617,486     4,158,552     3,208,064
                                                 --------------   --------------- ------------- ------------- -------------
 Contributions:
   Participating employees' savings ..........       38,209,981        11,876,022     1,384,975     5,214,578     5,380,553
   Employer-corporations* ....................       15,492,474        15,492,474            --            --            --
                                                 --------------   --------------- ------------- ------------- -------------
       Total contributions ...................       53,702,455        27,368,496     1,384,975     5,214,578     5,380,553
                                                 --------------   --------------- ------------- ------------- -------------
 Net appreciation (depreciation) on fair
  value of investments  ......................        9,614,596        (3,660,026)     (373,024)            --    3,807,187
                                                 --------------   --------------- ------------- ------------- -------------
       Total additions .......................      101,311,562        48,542,935     1,629,437     9,373,130    12,395,804
                                                 --------------   --------------- ------------- ------------- -------------

DEDUCTIONS
 Distributions to withdrawing participants ...       18,886,884        11,278,509       330,831     3,658,383     1,965,341
 Interest expense and other fees (Note 3) ....       25,005,149        24,935,072            --        70,077            --
                                                 --------------   --------------- ------------- ------------- -------------
       Total deductions  .....................       43,892,033        36,213,581       330,831     3,728,460     1,965,341
                                                 --------------   --------------- ------------- ------------- -------------

TRANSFERS BETWEEN FUNDS -- Net                                0        (9,817,719)     (595,173)   (2,934,354)    2,260,044
                                                 --------------   --------------- ------------- ------------- -------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR  ................................   $  493,705,200   $   257,657,007 $  10,085,349 $  61,842,149 $  52,431,735
                                                 ==============   =============== ============= ============= =============


============================================================================================================================
                                                                   SUPPLEMENTAL INFORMATION
                                                 ----------------------------------------------------------
                                                    Equity                      Equity
                                                    Index        Balanced       Growth         Loan
                                                     Fund          Fund          Fund          Fund
                                                 ------------- -------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR ...........................   $  14,199,403 $  16,112,220  $ 34,826,594  $  7,747,105
                                                 ------------- -------------  ------------  ------------

ADDITIONS
 Income:
   Dividends .................................         543,710     1,585,519     2,012,621            --
   Interest:
     Investments .............................              --            --            --            --
     Loans ...................................              --            --            --     1,034,094
                                                 ------------- -------------  ------------  ------------
       Total income ..........................         543,710     1,585,519     2,012,621     1,034,094
                                                 ------------- -------------  ------------  ------------
 Contributions:
   Participating employees' savings ..........       3,478,445     2,971,069     7,904,339            --
   Employer-corporations* ....................              --            --            --            --
                                                 ------------- -------------  ------------  ------------
       Total contributions ...................       3,478,445     2,971,069     7,904,339            --
                                                 ------------- -------------  ------------  ------------
 Net appreciation (depreciation) on fair
  value of investments  ......................       2,942,853        44,857     6,852,749            --
                                                 ------------- -------------  ------------  ------------
       Total additions .......................       6,965,008     4,601,445    16,769,709     1,034,094
                                                 ------------- -------------  ------------  ------------

DEDUCTIONS
 Distributions to withdrawing participants ...         548,841       288,308       816,671            --
 Interest expense and other fees (Note 3) ....              --            --            --            --
                                                 ------------- -------------  ------------  ------------
       Total deductions  .....................         548,841       288,308       816,671            --
                                                 ------------- -------------  ------------  ------------

TRANSFERS BETWEEN FUNDS -- Net                       3,431,681        99,869     2,228,222     5,327,430
                                                 ------------- -------------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR  ................................   $  24,047,251 $  20,525,226  $ 53,007,854  $ 14,108,629
                                                 ============= =============  ============  ============



 * Reduced for forfeitures of $24,209.





                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995


============================================================================================================================
                                                                                     SUPPLEMENTAL INFORMATION
                                                                  ----------------------------------------------------------
                                                                                      Bond        Interest       Equity
                                                                      Common         Index         Income        Income
                                                     Total            Stock           Fund          Fund          Fund
                                                 --------------   --------------- ------------- ------------- -------------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR  ..........................   $  263,343,327   $   133,494,959 $   7,646,832 $  53,303,901 $  25,653,033
                                                 --------------   --------------- ------------- ------------- -------------

ADDITIONS
 Income:
   Dividends .................................       39,556,096        33,850,912       562,969            --     2,127,587
   Interest:
     Investments .............................        4,331,231            85,034            --     4,246,197            --
     Loans  ..................................          475,198                --            --            --            --
                                                 --------------   --------------- ------------- ------------- -------------

       Total income ..........................       44,362,525        33,935,946       562,969     4,246,197     2,127,587
                                                 --------------   --------------- ------------- ------------- -------------
 Contributions:
   Participating employees' savings ..........       35,876,233        12,094,795     1,488,302     5,735,565     4,416,107
   Employer-corporations .....................       11,779,163        11,779,163            --            --            --
                                                 --------------   --------------- ------------- ------------- -------------
       Total contributions ...................       47,655,396        23,873,958     1,488,302     5,735,565     4,416,107
                                                 --------------   --------------- ------------- ------------- -------------
 Net appreciation on fair value
   of investments ............................      125,299,122       107,014,981       739,765            --     7,360,769
                                                 --------------   --------------- ------------- ------------- -------------
         Total additions .....................      217,317,043       164,824,885     2,791,036     9,981,762    13,904,463
                                                 --------------   --------------- ------------- ------------- -------------

DEDUCTIONS
 Distributions to withdrawing participants....       19,414,635        11,352,113       338,354     4,808,494     1,333,178
 Interest expense and other fees (Note 3).....       24,960,064        24,867,339            --        92,725            --
                                                 --------------   --------------- ------------- ------------- -------------
         Total deductions  ...................       44,374,699        36,219,452       338,354     4,901,219     1,333,178
                                                 --------------   --------------- ------------- ------------- -------------

TRANSFERS BETWEEN FUNDS -- Net ...............              --         (6,955,020)     (717,598)      747,389     1,516,910
                                                 --------------   --------------- ------------- ------------- -------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR  ................................   $  436,285,671   $   255,145,372 $   9,381,916 $  59,131,833 $  39,741,228
                                                 ==============   =============== ============= ============= =============



============================================================================================================================
                                                                SUPPLEMENTAL INFORMATION
                                                 --------------------------------------------------------
                                                     Equity                      Equity
                                                     Index        Balanced       Growth         Loan
                                                      Fund          Fund          Fund          Fund
                                                  ------------- -------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR  ..........................    $   7,286,983 $  11,688,685  $ 20,624,258  $  3,644,676
                                                  ------------- -------------  ------------  ------------

ADDITIONS
 Income:
   Dividends .................................          296,750     1,265,389     1,452,489            --
   Interest:
     Investments .............................               --            --            --            --
     Loans  ..................................               --            --            --       475,198
                                                  ------------- -------------  ------------  ------------

       Total income ..........................          296,750     1,265,389     1,452,489       475,198
                                                  ------------- -------------  ------------  ------------
 Contributions:
   Participating employees' savings ..........        2,511,093     2,928,709     6,701,662            --
   Employer-corporations .....................               --            --            --            --
                                                  ------------- -------------  ------------  ------------
       Total contributions ...................        2,511,093     2,928,709     6,701,662            --
                                                  ------------- -------------  ------------  ------------
 Net appreciation on fair value
   of investments ............................        2,776,470     1,356,448     6,050,689            --
                                                  ------------- -------------  ------------  ------------
         Total additions .....................        5,584,313     5,550,546    14,204,840       475,198
                                                  ------------- -------------  ------------  ------------

DEDUCTIONS
 Distributions to withdrawing participants....          245,038       408,029       929,429            --
 Interest expense and other fees (Note 3).....               --            --            --            --
                                                  ------------- -------------  ------------  ------------
         Total deductions  ...................          245,038       408,029       929,429            --
                                                  ------------- -------------  ------------  ------------

TRANSFERS BETWEEN FUNDS -- Net ...............        1,573,145      (718,982)      926,925     3,627,231
                                                  ------------- -------------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR  ................................    $  14,199,403 $  16,112,220  $ 34,826,594  $  7,747,105
                                                  ============= =============  ============  ============



 * Reduced for forfeitures of $84,265.




                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

================================================================================

1. DESCRIPTION OF THE PLAN

       The following description of the Employees' Thrift Plan of the Texas Utilities Company System (Plan) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

       General -- The Plan is a defined contribution plan established in 1968 by Texas Utilities Company and its subsidiaries (Employer-corporations). The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and manages the assets of the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision. (See Note 3.) The Plan was again amended effective as of January 1, 1993. Such amendments to the Plan, among other things, established a pre-tax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

       The Plan includes seven investment options, or funds:

       o Common Stock of Texas Utilities Company (Common Stock) -- invests exclusively in Common Stock of Texas Utilities Company (Company);
       o Investment Grade Bond Index Fund (Bond Index Fund) -- purchases units in the Vanguard Bond Index Fund -- Total Bond Market Portfolio;
       o Interest Income Fund -- invests in fixed-rate contracts with insurance companies and other financial institutions;
       o Equity Income Fund -- purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
       o Equity Index Fund -- purchases units in the Fidelity U. S. Equity Index Portfolio*, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
       o    Balanced Fund -- purchases units in the Hotchkis and Wiley
       o Balanced Income Fund, which consists primarily of investments in equity securities, fixed income securities and money market obligations; and
       o    Equity Growth Fund -- purchases units in the American Express
            IDS New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions.

*The Fidelity U. S. Equity Index Portfolio changed its fund name to Fidelity Spartan U. S. Equity Index Fund in May 1997.

       Eligibility, Participation and Employee Savings -- Any regular employee of an Employer-corporation is eligible to participate in the Plan after completion of at least six months of service prior to the date the employee's participation is to be effective. An eligible employee has completed six months of service after completing at least 500 hours of service during any six-month period.

       Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Elective Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Elective Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

===============================================================================

       Employer Matching Contributions -- Matching contributions to participant accounts by the Employer-corporations are made based on the participants' Basic Employee Savings and years of service as follows:

          Less than 10 years............................................40%
          10 years but less than 25 years...............................50%
          25 years or more..............................................60%


       No employer contributions are made with respect to Supplemental Employee Savings.

       Investment of Funds -- All employer matching contributions, except as provided below, are invested in Common Stock of the Company; however, each participant has the following expanded options with respect to the investment of Basic and Supplemental Employee Savings:

       100% in Common Stock;
       100% in Bond Index Fund;
       100% in Interest Income Fund;
       100% in Equity Income Fund;
       100% in Equity Index Fund;
       100% in Balanced Fund;
       100% in Equity Growth Fund; and
       Multiples (in 10% increments) of the investment options listed above.

       A participant may change selected investment options for Employee Savings as often as once a quarter by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

       A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60 and thereafter, a participant may annually diversify up to 50% of such employer contributions account (reduced by amounts previously so diversified).

       Unit Values -- Participants do not have beneficial ownership in specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

       Voting of Common Stock -- Each participant may give the Trustee confidential written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee in its discretion unless otherwise directed pursuant to a voting procedure agreement.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

===============================================================================

       Withdrawal from the Plan -- A participant may withdraw a portion of after-tax Basic and Supplemental Employee Savings without necessitating a total withdrawal from the Plan and may exercise the limited privilege of an after-tax partial withdrawal at any time after twelve months of participation in the Plan. Partial withdrawal may be in any amount up to 90% of the current value of the participant's Basic and Supplemental Employee Savings, or 90% of market value, whichever is less. A further partial withdrawal by a participant may not be made until after the expiration of twelve months following the last previous partial withdrawal.

       In the event of an after-tax partial withdrawal, such amount will be paid to the participant in cash or in shares of Common Stock to the extent such stock is held in the participant's account for after-tax Basic and Supplemental Employee Savings, at the option of the participant. No partial withdrawal may be made of Elective Deferrals, Rollover Contributions, Employer matching contributions, or income from such deferrals or contributions. A participant may repay to the Trustee the amounts of any after-tax partial withdrawal made after January 1, 1976, at any time. An after-tax Partial withdrawal by a participant does not terminate participation in the Plan.

       A participant may withdraw entirely from the Plan at any time even though the participant continues in the employ of an Employer-corporation, except that Elective Deferrals and Rollover contributions, Employer matching contributions, or income from such deferrals or contributions cannot be withdrawn until the attainment of age 59-1/2. Following total withdrawal from the after-tax and/or pretax account(s), an employee will be ineligible to contribute to the applicable segment(s) of the Plan for a period of twelve months. Total withdrawal is also available upon termination of employment. In the event of total withdrawal, that portion of the participant's account which was derived from Basic and Supplemental Employee Savings will be distributed in full to the participant or, in case of death, to the participant's beneficiary. However, if a participant, upon termination of employment, does not consent to a distribution of all accounts, and the aggregate value of such accounts exceeds $3,500, such accounts shall remain invested in the Plan until distribution.

       In the event of total withdrawal due to participant's retirement or due to permanent and total disability or death of the participant, that portion of the participant's account which was derived from employer matching contributions will also be distributed in full to the participant or, in case of death, to the participant's beneficiary.

       In the event of total withdrawal by a participant who continues in the employ of an Employer-corporation and has a vested interest of less than 50% of employer matching contributions, or terminates employment due to reasons other than those discussed above, that portion of the participant's account which was derived from employer matching contributions shall be distributed to the participant only to the extent shown in the following Vesting Schedule which is dependent upon the participant's years of service:


       Years of                                         Percentage of Total
       Service                                        Employer Contributions
       -------                                        ----------------------
       Under 3     ................................            None
         3         ................................             30%
         4         ................................             40%
         5         ................................             60%
         6         ................................             80%
         7         ................................            100%


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

===============================================================================

       Participants making withdrawals, other than partial withdrawals, may choose from the following optional forms of payment: (a) shares of Common Stock and/or publicly traded Fund units (to the extent permitted by the Fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of (a) and (b).

       After a distribution in accordance with the above Vesting Schedule, any remainder of employer matching contributions in the participant's account is forfeited and used by the Employer-corporation to reduce the amount of future employer contributions.

       In the event of a total withdrawal made after January 1, 1976, by a participant who is not 100% vested, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

       In addition, participants may, after meeting certain qualifications as defined by the Internal Revenue Service (IRS), withdraw a portion of their vested 401(k) account balance based on a hardship qualification.

       Federal Income Taxes -- The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

       Based on the Code and regulations issued pursuant thereto:

       (a) Employer contributions under the Plan, and dividends, interest and other income from Trust Assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

       (b) Basic and Supplemental Employee Savings made by Payroll Deduction are not deductible on the participant's federal income tax return.

       (c) Basic and Supplemental Employee Savings which are Employee Elective Deferrals reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

       (d) Partial withdrawal of employee savings which were contributed to the Plan through Payroll Deductions prior to January 1, 1987, represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of employee savings which were contributed to the Plan through Payroll Deductions after December 31, 1986, are considered to include, for income tax purposes, an amount of taxable income.

       (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less Basic and Supplemental Employee Savings made by Payroll Deduction. However, if the total withdrawal meets the lump sum distribution requirements of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

===============================================================================


       (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an Individual Retirement Account (IRA) or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of twenty percent (20%) on amounts not distributed in Common Stock.

       (g) The taxable amount of an account, subject to total and partial withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred.

       Participants are encouraged to determine the effect on their federal income tax liability of receiving distributions from the Plan.

       Amendment, Modification, Suspension and Termination -- It is the intention the Company to continue the Plan indefinitely; however, the Company, by of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

       In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

       Valuation of Investment Securities -- Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund insurance contracts and the financial institution investment contracts are valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:


Contract Value of assets:                        $61,500,741
Fair Value of assets:                            $61,960,111
Average Yield of assets on 12/31/96:             6.84%
Return on assets for 12 months ending 12/31/96:  7.23%


       The average yield of assets on 12/31/95 was 7.50%. The return on assets for 12 months ending 12/31/95 was 7.84%.

       Expenses -- All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans and in the acquisition or disposition of investments, are paid by the Employer-corporations.

        Reclassification -- Certain previously reported amounts have been reclassified to conform to current classifications.


3. LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

        In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

===============================================================================

outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 1996 and 1995, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 5,607,022 unallocated shares held by the Trustee at December 31, 1996.

       The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 1996 Plan year the number of LESOP shares released and allocated to participant accounts was 232,499 and during the 1995 Plan year the number of LESOP shares released and allocated to participant accounts was 231,865.

4. PARTICIPANT LOANS

       The Plan includes a loan feature allowing participants to borrow from their pretax employee savings and rollover accounts and repay the loan with after-tax payroll deductions. Participants are eligible to borrow up to 50% of their vested pretax and rollover account balances, including Company matching contributions, with the minimum amount of a loan being $1,000 and the maximum being $50,000. Participants may repay the loan back into their account(s) over a period from 1 to 5 years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

===============================================================================


5. UNIT VALUES

       Units in each fund at December 31, 1996 and 1995, and net asset value per unit, are presented below. Net asset value per share for Common Stock excludes amounts for the market value of unreleased LESOP shares and the related note payable. All net asset values per share or unit exclude any related participant loan receivables.


                                                                        1996                    1995 **
                                                                        ----                    -------


        Common Stock:
           Number of shares                                          6,707,876                6,342,039
           Net asset value per share*                                   $41.62                   $41.90

        Bond Index Fund:
           Number of units                                           1,014,292                  913,944
           Net asset value per unit                                      $9.94                   $10.27

        Interest Income Fund:
           Number of units                                          11,751,031               12,031,137
           Net asset value per unit                                      $5.26                    $4.91

        Equity Income Fund:
           Number of units                                           1,213,785                1,000,670
           Net asset value per unit                                     $43.20                   $39.71

        Equity Index Fund:
           Number of units                                             882,176                  612,080
           Net asset value per unit                                     $27.26                   $23.20

        Balanced Fund:
           Number of units                                           1,106,729                  893,780
           Net asset value per unit                                     $18.55                   $18.03

        Equity Growth Fund:
           Number of units                                           2,529,085                1,978,528
           Net asset value per unit                                     $20.96                   $17.60


---------
* The calculation of net asset value per share for Common Stock includes the value of the LESOP note net of the value of the unallocated LESOP shares.
** Restated to exclude participant loan receivables.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM SUPPLEMENTAL SCHEDULES

ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1996

================================================================================


                          Description of Investment,
Identity of Issue,        Including Collateral, Rate of
Borrower, Lessor,         Interest, Maturity Date, Shares,
Or Similar Party          Units, Par Or Maturity Value                            Cost          Current Value(1)
------------------        ---------------------------------                       ----          ----------------
                                                                                       (Dollars)
COMMON STOCK

Common Stock
Texas Utilities
Company(2)                12,306,578 shares                                   $431,632,032         $501,493,060

Money Market Funds
Mellon Bank, N.A.(2)      Cash management fund -
                          416,913 units                                            416,913              416,912
                                                                              ------------         ------------


         TOTAL COMMON STOCK                                                    432,048,945          501,909,972
                                                                              ------------         ------------

BOND INDEX FUND

Vanguard Bond Index
Fund -- Total Bond
Market Portfolio          1,014,292 units                                        9,974,907            9,980,632
                                                                              ------------         ------------


INTEREST INCOME FUND

Value of Interest in
  General Accounts
Business Mens Assurance
Co. of America            Contract No. 1207, 6.9%, due 2001                     2,607,354             2,607,354

Safeco Life
Insurance Company         Contract No. LP-1052795, 6.09%, due 2000              2,518,328             2,518,328

New York Life
Insurance Company         Contract No. GA-30186, 8.04%, due 1998                2,694,410             2,694,410

Hartford Life
Insurance Company         Contract No. GA-9190, 8.80%, due 1997                 2,509,875             2,509,875

Hartford Life
Insurance Company         Contract No. GA-9260, 7.92%, due 1999                 1,485,140             1,485,140

Hartford Life
Insurance Company         Contract No. GA-9283, 7.57%, due 1997                 2,273,386             2,273,386

Jackson National Life
Insurance Company         Contract No. G-1004-1, 5.81%, due 2001                2,108,030             2,108,030


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM SUPPLEMENTAL SCHEDULES

ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1996

================================================================================


                          Description of Investment,
Identity of Issuer,       Including Collateral, Rate of
Borrower, Lessor,         Interest, Maturity Date, Shares,
or Similar Party          Units, Par or Maturity Value                            Cost          Current Value(1)
-------------------       --------------------------------                        ----          ----------------
                                                                                       (Dollars)
Metropolitan Life
Insurance Company         Contract No. GAC-24686, 6.88%, due 2000              $2,579,467            $2,579,467

Metropolitan Life
Insurance Company         Contract No. 18563-B, 6.60%, due 1998                 2,319,821             2,319,821

Ohio National Life
Insurance Company         Contract No. GA-5367, 8.12%, due 1997                 3,684,050             3,684,050

Principal Mutual Life
Insurance Company         Contract No. 4-1498, 6.50%, due 1997                  1,409,439             1,409,439

Provident National
Assurance Company         Contract No. 027-05094, 7.86%, due 1997               1,767,027             1,767,027

Provident National
Assurance Company         Contract No. 027-05094-02A, 7.60%, due 1997           2,393,964             2,393,964

Travelers
Insurance Company         Contract No. GR15815, 8.42%, due 1997                 1,251,748             1,251,748
                                                                               ----------            ----------

     Total Value of Interest in General Accounts                               31,602,039            31,602,039


Money Market Funds
Mellon Bank, N.A.(2)      Cash management fund -
                          7,913,121 units                                       7,913,121             7,913,121
                                                                               ----------            ----------

United States Government
  Obligations
FNMA/FHLMC                14,000,000 units                                     13,732,651            13,732,651
                                                                               ----------            ----------

Other
Peoples Security Manager
Trust                     Contract No. BDA 00284TR, 6.19%:


                          ANB Multiple Asset Backed Securities
                           Bond Index Fund                                      2,084,824             2,084,824

                          ANB Multiple Intermediate Corporate
                           Bond Index Fund                                      2,097,871             2,097,871

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM SUPPLEMENTAL SCHEDULES

ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1996

================================================================================


                          Description of Investment,
Identity of Issuer,       Including Collateral, Rate of
Borrower, Lessor,         Interest, Maturity Date, Shares,
or Similar Party          Units, Par or Maturity Value                            Cost          Current Value(1)
-------------------       --------------------------------                        ----          ----------------
                                                                                       (Dollars)
                          ANB Multiple Mortgage Backed
                           Securities Index Fund                                1,256,788             1,256,788

                          Intermediate Government Bond Fund                     2,813,447             2,813,447
                                                                             ------------          ------------

                                                                                8,252,930             8,252,930
                                                                             ------------          ------------

         TOTAL INTEREST INCOME FUND                                            61,500,741            61,500,741
                                                                             ------------          ------------

EQUITY INCOME FUND

Fidelity Equity -
Income Fund               1,213,785 units                                      37,254,988            51,986,402
                                                                             ------------          ------------

EQUITY INDEX FUND

Fidelity Spartan U. S.
  Equity
Index Fund                882,176 units                                        17,988,155            23,774,632
                                                                             ------------          ------------

BALANCED FUND

Hotchkis and Wiley
  Balanced Income Fund    1,106,729 units                                      19,894,060            20,287,448
                                                                             ------------          ------------

EQUITY GROWTH FUND

American Express IDS New
Dimensions                2,529,085 units                                      39,509,708            52,376,068
                                                                             ------------          ------------

LOAN FUND

Participant Loans
Receivable(3)             14,108,629 units                                     14,108,629            14,108,629
                                                                             ------------          ------------


                          TOTAL ALL FUNDS                                    $632,280,133          $735,924,524
                                                                             ============          ============


(1) Current value for the Interest Income Fund is based on contract value.


(2) Party-in-Interest

(3) The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%. During 1996, the rate of interest charged ranged from 10.25% to 10.75 %. Maturities range from 1 to 5 years for general purpose loans and up to 15 years for a primary home loan.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM SUPPLEMENTAL SCHEDULES

ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1996

-------------------------------------------------------------------------------
================================================================================

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets.

                                                                                                Current Value
                                                                                                   Of Asset
Identity of Description       Purchase            Selling       Expense Incurred    Cost of     on Transaction
Party Involved           of Asset    Price         Price        With Transaction     Asset            Date         Net Gain
--------------           --------    -----         -----        ----------------     -----            ----         --------
Exceeding 5%
of Plan Assets (in
the Aggregate):

                        TU Company
Various                    Stock    25,449,417       --                --          25,449,417     25,449,417          --


INDEPENDENT AUDITORS' REPORT

Employees' Thrift Plan Committee
Employees' Thrift Plan of the
Texas Utilities Company System:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of the Texas Utilities Company System (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1996 and(2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dallas, Texas
June 12, 1997

                                 -------------

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         EMPLOYEES' THRIFT PLAN OF THE
                                        TEXAS UTILITIES COMPANY SYSTEM


                                              By /s/ Robert L. Turpin
                                                 -----------------------------
                                          Robert L. Turpin, Assistant Secretary
                                           Employees' Thrift Plan Committee





June 26, 1997

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  23                    Independent Auditor's Consent
